Exhibit 99.1

FORWARD-LOOKING STATEMENT DISCLOSURE

These presentation materials and discussion contain forward-looking statements about issues like anticipated earnings trends for fiscal year 2001, anticipated level of net loan charge-offs and nonperforming assets and anticipated improvement in profitability and competitiveness. Forward-looking statements by their nature are subject to assumptions, risks and uncertainties. For a variety of reasons, actual results could differ materially from those contained in or implied by the forward-looking statements:

- Interest rates could change more quickly or more significantly than we expect.
- If the economy changes the demand for new loans and the ability of borrowers to repay outstanding loans may change.
- The stock and bond markets could suffer a disruption, which may have a negative effect on our financial condition and that of our borrowers, and on our ability to raise money by issuing new securities.
- It could take us longer than we anticipate to implement strategic initiatives designed to increase revenue or manage expenses, or we may be unable to implement those initiatives at all.
- Acquisitions and dispositions of assets, business units or affiliates could affect us in ways that management has not anticipated.
- We may become subject to new legal obligations or the resolution of existing litigation may have a negative effect on our financial condition.
- We may become subject to new and unanticipated accounting, tax, or regulatory practices or requirements.

Key's Strategic Focus

- Transformation

- Productivity

- Technology

- Risk Management

Transformation Strategy:

Divest low growth and invest in higher growth businesses

1996 Revenue



2000 Revenue



Transformation: Focus on Growth

	Divestitures/Sales/Run-off	Acquisitions
1995	Mortgage Banking Business $2.1 B. Investment Securities	Auto Finance Group Spears Benzak
1996	Florida Savings Bank $2.2 B. Investment Securities	Carleton, McCreary & Holmes Knight Student Lending
1997	$1.0 B. Low Return Prime Auto Loans 117 Low Growth Branches	Leasetec Champion Mortgage
1998	46 Low Growth Branches	McDonald & Co.
1999	Long Island District : 28 Branches	
2000	$1.3 B. Credit Card Portfolio	Newport Mortgage National Realty Wallach Company "Balance Sheeted" Home Equity Loans


5
New Organizational Structure
Henry Meyer
Chief Executive Officer
Thomas Stevens
Chief Administrative Officer
Brent Somers
Chief Financial Officer
Thomas Helfrich
Human Resources Officer
Robert Rickert
Chief Technology Officer
James Bingay
Corporate Finance
Robert Clutterbuck
Capital Partners
Jack Kopnisky
Consumer Banking
Yank Heisler
OneKey



Diversified Business Mix With Attractive Growth Prospects

2001 Revenue Targets

- Asset Management
- High Net Worth
- Capital Markets
- Equity Capital Mkts./ Investment Banking

Consumer Banking 37%

Capital Partners 24%

Corporate Finance 39%

- Core Banking
- Consumer Finance
- Home Equity

- Commercial Banking
- Commercial R/E
- Specialized Industries
- Global Treasury Mgmt.
- Leasing



EPS Growth



*Adjusted core EPS excludes earnings from divested businesses and Champion securitizations

Productivity Initiative

Expected Annual Expense Reduction

	Initial Target Nov. 99	Revised Target Sept. 00
Phase 1	$85	$100
Phase 2	85	200
Total	$170 million	$300 million

Growing on-line penetration



Percentage of Clients Online

Peer Banks

Fleet, Wells Fargo, Wachovia, PNC, Fifth Third, B of A, Firstar, Key, JP Morgan, First Union, Bank One, Sun Trust, US Bancorp, AmSouth, National City, Mellon

Source: CSFB 12/31/00

Asset Quality:
Portfolio Characteristics

- Well diversified by industry and geography

- Granular Portfolio
    - Largest credit exposure: $249 million
    - Six relationships greater than $200 million
    - Average loan size: Less than $10 million
    - Largest NPL: $33 million

Solid credit quality track record


Net Charge-offs/ Ave. Loans
Percent
Key*
Lehman Large-Cap Bank Index
1.00
0.80
0.60
0.40
0.20
0.00
3Q98
4Q98
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00

* Excludes FFIEC and 1Q00 credit card adjustments

Solid Reserve Levels

Loan Loss Reserve/Loans

	4Q00
Wells Fargo	2.31%
FleetBoston Financial	2.17%
Bank One	1.74%
U.S. Bancorp	1.53%
KeyCorp	1.50%
Wachovia	1.50%
Comerica	1.49%
Huntington	1.45%
National City	1.42%
First Union	1.39%
Firstar	1.34%
PNC	1.33%
BB&T	1.30%
Sun Trust	1.21%

Source: Lehman Brothers

Strong Capital Base
Tier 1 Capital Ratio

	4Q00
BB&T	9.30%
PNC	8.40%
Sun Trust	8.10%
FleetBoston Financial	7.90%
Wachovia	7.60%
KeyCorp	7.45%
Firstar	7.39%
Bank One	7.30%
Wells Fargo	7.25%
Huntington	7.20%
Comerica	7.15%
U.S. Bancorp	7.10%
National City	6.91%
First Union	6.89%

Source: Lehman Brothers



Why Own Key?

- **Distinctive, well positioned businesses**
    - Focus on high growth areas
    - Significant technology investment

- **Solid financial performance**
    - Earnings growth
    - Revenue/productivity improvement building throughout the year

- **History of prudent risk management**

- **Attractive valuation**

APPENDIX

Statement of Income-Core

in millions, except per share data	4Q99	1Q00	2Q00	3Q00	4Q00
Net Interest Income (TE)	$714	$677	$680	$691	$709
Loan Loss Provision	83	62	68	104	95
Noninterest Income	508	476	475	460	508
Noninterest Expense	721	718	696	672	708
Income Before Taxes (TE)	418	373	391	375	414
Income Taxes & TE adj.	154	130	142	130	142
Net Income	$264	$243	$249	$ 245	$272
Avg. Common Shares O/S					
Assuming Dilution	449.7	443.8	436.0	432.0	430.6
EPS - Core	$0.59	$0.55	$0.57	$0.57	$0.63
EPS - Adjusted Core	$0.56	$0.53	$0.57	$0.57	$0.63

Comments From 4Q00 Conference Call - 1/16/01

- The wild card for our industry in 2001 is credit quality.
- Key expects net charge-offs and NPA to increase from 4Q00 levels. The amount of deterioration will depend on the speed and depth of the economic slowdown.
- EPS of $2.53 may be at the high end of a reasonable range of expectations for 2001.
- In 1Q01, Key is targeting to beat the core-adjusted EPS number of $0.53, from the year-ago quarter.

2000 Core Net Charge-off Ratios



	1Q00	2Q00	3Q00	4Q00
Reported Net Charge-offs	0.84%	0.42%	0.63%	0.64%
Core Net Charge-offs	0.39%	0.43%	0.63%	0.57%

Core Earnings Trends- F.Y. 2001 ^{A4}
(Compared to F.Y 2000)

Earning Assets	Modest increase
Net Interest Margin	Relatively stable
Noninterest Income	Modest increase
Noninterest Expense	Slight increase
Tax Rate	Relatively stable
Shares Outstanding	Modest decline

Asset Quality:

Core Net Charge-offs	Up
NPA	Up

Core Earnings Trends- 1Q 01
(Compared to 4Q00)

Earning Assets	**Slight increase**
Net Interest Margin	**Slight seasonal decline**
Noninterest Income	**Seasonal decline**
Noninterest Expense	**Flat to slight decline**
Tax Rate	**Relatively stable**
Shares Outstanding	**Slight decline**

Asset Quality:

Core Net Charge-offs	**Up**
NPA	**Up**

EPS Adjusted Core



$0.53
$0.57
$0.57
$0.63
$0.53+
1Q00
2Q00
3Q00
4Q00
1Q01T

In 1Q 01, Key is targeting to beat the core-adjusted EPS number of $0.53, from the year-ago quarter.

Consumer Banking



Business Scale

922 KeyCenters
2,443 ATMs
Total Consumer Loans: $23 Bill.
Total Consumer Deposits: $32 Bill.
Call Center - 4 million calls per month
On-line Clients: 275,000 (16% Penetration)

2001 Focus: Earnings Drivers

- Improve cross-sell and relationship building activities
- Continued focus on deposit growth
- Invest in high growth markets
- Utilize home equity as growth engine in consumer finance

Corporate Finance



Business Scale

3 Equipment Leasing
5 Commercial R/E Finance
6 Small Business

2001 Focus: Earnings Drivers

• Accelerate fee income growth
• Leverage competitive position in commercial real estate
• Expand equipment leasing (e.g. "low- tech" vendor leasing)
• Continue to pursue cross-sell synergies
• Enhance sales & client support productivity through technology

Capital Partners



Business Scale

#1 regional brokerage firm in productivity

Managed Assets:	$ 75 Bill.
Non-Managed Assets:	49 Bill.
Brokerage Assets Under Control:	36 Bill.
	$160 Bill.

2001 Focus: Earnings Drivers

- Expand cross-selling teams
- Continue to pursue expansion in high growth markets (Boston, Nashville, Chicago & Denver)
- Grow High Net Worth segment
- Expand external distribution for Key Asset Management